

Mail Stop 4561

November 24, 2015

Thomas Tran
Chief Executive Officer
OptiLeaf, Incorporated
3049 Delta Drive
Colorado Springs, CO 80910

     Re: OptiLeaf, Incorporated
            Amendment No. 7 to Registration Statement on Form S-1
            Filed October 28, 2015
            File No. 333-202003

Dear Mr. Tran:

We have reviewed your amended registration statement and have the following comment. Where we refer to prior comments we are referring to our letter dated October 1, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Risk Factors

"We operate in an industry that has various and complex laws …," page 4

1.   Please expand your risk factor to more clearly identify risks to your company resulting from engaging in the cannabis business, including possible law enforcement consequences under federal and state laws. Also revise the risk factor caption to refer specifically to the illegal nature of the cannabis industry under federal law and the laws of some states.

Experts, page 33

2.   We note from your response to prior comment 1 that you have filed a letter from David A. Aronson, CPA, P.A. as Exhibit 16 stating that the firm agrees with your statements pertaining to its engagement and subsequent dismissal. However, the letter references a

Form 8-K dated September 18, 2015 instead of the Form S-1 filed on that date. Additionally, it appears that the letter should be revised and refiled as it memorializes Mr. Aronson's review of the disclosure in the September 18, 2015 filing, which review necessarily occurred subsequent to the letter date of August 19, 2015.

3.   We note that effective October 2, 2015, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of David A. Aronson, CPA, P.A. You can find a copy of the order at http://pcaobus.org/Enforcement/Decisions /Documents/David_A_Aronson.pdf.   Please tell us why you have considered the date of dismissal August 19, 2015. Additionally, in providing the information required by Item 304 of Regulation S-K, please also indicate that the PCAOB has revoked the registration of your prior auditor. We believe the revocation of the accountant's PCAOB registration and the reasons for it would likely be information necessary to make the required statements not misleading in light of the circumstances irrespective of whether the former accountant was dismissed.

Financial Statements, page F-11

4.   We note that you have provided financial statements as of June 30, 2015. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

You may contact Amanda Kim, Staff Accountant at (202) 551-3241, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: James S. Byrd, Jr., Esq.
        Byrd & Byrd, PL